UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020265

NO ACT
P.E 2-15-02
0-10030

February 20, 2002

PROCESSED
Act 1934
MAR 18 2002 Section
Rule 14A-8
THOMSON Public
FINANCIAL Availability 2/20/2002

John J. Huber
Latham & Watkins
555 Eleventh Street, N.W.
Suite 1000
Washington, DC 20004-1304

Re: Apple Computer, Inc.

Dear Mr. Huber:

This is in regard to your letter dated February 15, 2002 concerning the shareholder proposal submitted by the Massachusetts State Carpenters Pension Fund for inclusion in Apple's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that that Apple is withdrawing its December 21, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Attorney-Advisor

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

BOSTON
CHICAGO
FRANKFURT
HAMBURG
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW JERSEY

Latham & Watkins
ATTORNEYS AT LAW
WWW.LW.COM

NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
PARIS
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

December 21, 2001

FILE NO. 026278/0005

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Massachusetts State Carpenters Pension Fund for Inclusion in Apple Computer, Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

Apple Computer, Inc., a California corporation (the "Company"), has received a shareholder proposal and supporting statement (the "Proposal") submitted by Massachusetts State Carpenters Pension Fund (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (the "Proxy Materials"). On behalf of the Company, I write to inform you that the Company intends to omit the Proposal from the Proxy Materials and to request the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if the Company does so.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are: (1) one original and five copies of this letter, which includes a statement of the reasons why the Company believes it may exclude the Proposal; and (2) six copies of the letter from the Proponent dated November 9, 2001 submitting the Proposal (Attachment A). A copy of this letter is also being sent to the Fund to notify it that Apple intends to omit the Proposal from the Proxy Materials.

The Proposal And Bases For Omission

The Proposal requests that the board of directors of the Company (the "Board") adopt a policy that the public accounting firm retained by the Company to provide audit services should not also be retained to provide non-audit services to the Company.

The Proposal dictates a criterion or qualification that the Board must use in selecting an audit firm. If implemented, the Proposal would prevent the Board from selecting the audit firm which it believes would best serve the interests of the Company and its shareholders and, thus, would interfere with the conduct of the Company's ordinary business operations. Moreover, we believe that the Proposal concerns a subject matter —namely the selection of the Company's auditors — that is not a proper subject for shareholder action under the laws of the State of California. Finally, the Proposal directly contradicts the Company's own proposal to be submitted to the shareholders at the Company's 2002 Annual Meeting and is moot because the Company has already substantially implemented the Proposal.

1. The Proposal Concerns a Matter Dealing With the Company's Ordinary Business Operations and May Be Excluded Under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a Company may exclude a shareholder proposal from its proxy material if the proposal deals with a matter relating to the company's ordinary business operations. The Proposal mandates that the independent auditor selected by the Company for audit services shall not also provide other, non-audit related services for the Company. In a line of no-action letters, the Staff has consistently taken the position that shareholder proposals relating to the selection of a company's independent auditors may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See e.g. Community Bancshares, Inc. (avail. March 15, 1999); Excalibur Technology Corporation (avail. May 4, 1998); Occidental Petroleum Corporation (avail. December 11, 1997); Occidental Petroleum Corporation (avail. January 22, 1997); Transamerica Corporation (avail. March 8, 1996); LTV Corporation (avail. December 30, 1996); Occidental Petroleum (avail. December 28, 1995); BankAmerica Corporation (avail. December 15, 1995); LTV Corporation (avail. November 22, 1995); Texaco Inc. (avail. August 23, 1993); Pacific Gas and Electric Company (avail. January 26, 1993); Southern New England Telecommunications Company (avail. February 11, 1991); Pacific Gas and Electric (avail. January 18, 1991); Monsanto Company (avail. January 17, 1989); Long Island Lighting Company (avail. January 20, 1986); Pacific Lighting Corporation (avail. January 16, 1986); ITT Corporation (avail. January 10, 1986); Northeast Utilities (avail. February 20, 1976). As recently the 2001 proxy season, the Staff reaffirmed its longstanding position that shareholder proposals dealing with the selection of a company's independent auditors may be excluded from a company's proxy materials pursuant to Rule 14a-8(i)(7) because such proposals relate to the company's ordinary business operations. SONICblue Incorporated (avail. March 23, 2001).

In SONICblue, a shareholder submitted a proposal mandating that the company's auditor be selected annually by shareholder vote. The shareholder argued that because the Commission had recently revised its Auditor Independence Requirements (Release No. 33-7919 (November 21, 2000)), the selection of SONICblue's auditor was not an ordinary business matter entirely within the discretion of the company's management. The Staff, however, concurred in SONICblue's opinion that the proposal could be excluded from SONICblue's proxy materials under Rule 14a-8(i)(7) "as relating to SONICblue's ordinary business operations (i.e., the method of selecting independent auditors)."

Moreover, the Staff has consistently taken the position that the selection of a company's auditors is a matter relating to the company's ordinary business operations, particularly where, as is the case with the Proposal, the shareholders are attempting to dictate the criteria or qualifications that the board of directors must use to select the company's auditors. For example, in Community Bancshares (avail. March 15, 1999), a shareholder requested an amendment to the company's bylaws requiring the company's auditors to be a regional or national accounting firm. The Staff concurred with the company's opinion that the proposal could be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations, namely "the selection and qualification of auditors."

Similarly, in LTV Corporation (avail. November 22, 1995), the Staff concurred in the company's position that a shareholder proposal could be excluded as relating to the company's ordinary business operations. There, the proponent requested that the board require that any firm selected as the Company's independent auditors provide a surety against certain kinds of liability in an amount equal to at least ten percent of the company's capital stock. The Staff agreed with the Company that the proposal could be omitted, stating: "[T]he proposal involves the criteria to be used in selecting the Company's independent auditors . . . [and] may be omitted from the Company's proxy material under Rule 14a-8(c)(7)[1], since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination of criteria for the selection of independent auditors)."

In Northeast Utilities (avail. February 20, 1976), the Staff also took a no-action position with respect to a registrant's decision to omit a shareholder's proposal that imposed substantive criteria by which the company should choose its outside auditor. The proponent requested that management require an affirmative action plan from the Company's outside attorneys, auditors and transfer agent as a prerequisite to doing business with the company, and that the affirmative action plan equal or exceed the goals of the company's affirmative action plan. In its no-action letter, the Staff stated:

> [I]t is our view that . . . [the predecessor rule to Rule 14a-8(i)(7),] Rule 14a-8(c)(5)[,] may be relied upon for the omission of this proposal. That rule allows the omission of a proposal if it "consists of a recommendation or request that the management take an action with respect to a matter relating to the conduct of the ordinary business operations of the [company]." This proposal . . . requests management to take action with respect to a matter (viz., the *procedures to be followed and the criteria to be used in selecting* outside counsel, *the independent auditor* and the transfer agent) that seems to be an integral part of its conduct of the company's ordinary business operations. That is, the management,

[1] Rule 14a-8(c) was the predecessor rule to Rule 14a-8(i).

> as a part of its conduct of the company's day-to-day business operations, establishes standards, qualifications and procedures to be utilized in selecting an independent auditor for stockholder ratification, and in employing outside counsel and the transfer agent.

See also, Monsanto Company (avail. January 17, 1989) (allowing exclusion of proposal that the company's independent auditors be selected from among the "Big Eight" based on competitive bidding); and Pacific Lighting Corporation (avail. January 16, 1986) (allowing exclusion of proposal that company choose accounting firm from at least three firms through a process of competitive bidding in which cost is the primary consideration).

Here, the Proposal seeks to impose a substantive criterion that constrains the Board's choice of auditors for the Company. It is no different than the shareholder proposals in Community Bancshares, LTV Corporation, or Northeast Utilities, in each of which the Staff stated the proposal could be excluded under Rule 14a-8(i)(7) because each related to the ordinary business operations of the company.

The selection of an outside auditor is an ordinary business matter for the management and the board of directors of a company. In the past three years, the Commission proposed for comment and adopted new rules pertaining to auditor independence and disclosure of audit and non-audit services in proxy statements. See Release Nos. 33-7919 (November 21, 2000) and 33-7870 (June 30, 2000). In addition, the exchanges and the Nasdaq proposed and adopted new requirements for audit committees. See Release Nos. 34-42231 (December 14, 1999) and 34-41982 (October 6, 1999). While recognizing the auditor's role in investor protection and the need for auditor independence, none of the new rules required what the Proposal, if adopted, would require of the Company. Moreover the Commission stated repeatedly in the proposing and adopting releases how important the steps being taken by the Commission, the exchanges and Nasdaq were for investor protection. However, none of the rulemaking authorities permitted or even proposed that the shareholders themselves should decide what the criteria should be for an outside auditor of a public company. Each rulemaking, whether by the Commission, an exchange or Nasdaq, assumed the decision of auditor selection was to be made by the company's management and its board of directors as part of its ordinary course of business.

There are factors the Board, based on the recommendation of the Audit Committee, would consider in selecting or determining whether to change its auditors. There are significant reasons why the Board could conclude that it is in the best interest of the Company and its shareholders for the accounting firm retained by the Company to provide audit services also provide other, non-audit services. The Company's current and longtime independent auditor is KPMG LLP ("KPMG"). KPMG also provides a number of non-audit services for the Company. KPMG has vast experience in the computer industry — experience which benefits the Company and its shareholders, whether KPMG is providing audit or non-audit services for the Company. Requiring the Company to hire a new accounting firm to perform the Company's audit, or alternatively, to perform the non-audit services that KPMG performs, would impose significant additional costs on the Company. It would consume time and expense for a new accounting firm to acquaint itself with the Company's operations, systems and personnel. Evaluating these factors, among many other substantive qualifications and criteria, in selecting or retaining auditors of the Company is within the purview of the Board's responsibility for the management of the affairs of the Company, and thus, part of the Company's ordinary business operations.

2. The Proposal Concerns a Matter That, Under California Law, Is Not a Proper Subject For Shareholder Action and May Be Excluded Under Rule 14a-8(i)(1).

Under Rule 14a-8(i)(1), a Company may exclude a shareholder proposal if the proposal concerns a subject that is not a proper subject for shareholder action under the laws of the company's state of incorporation. The Company's state of incorporation is California. In California, the matter of selection of corporate auditors is exclusively within the scope and authority of the board of directors and officers of a company.[2]

As a California corporation, the power to select, appoint, retain, or replace the Company's accounting firm is a corporate power that is vested in the Company's Board. No provision in the Company's bylaws or its Articles of Incorporation limits this power or vests the power in the Company's shareholders. As the Proposal deals with a matter that is within the exclusive power of the Company's board under state law, it is therefore excludable under Rule 14a-8(i)(7).

The Staff has concurred that under California law, the power and authority to select a company's auditors is vested solely in a company's board of directors, and therefore, a shareholder proposal dealing with this subject may be excluded. In Pay Less Drug Stores (avail. April 11, 1975), the proponent submitted a proposal requesting to nominate a specific accounting firm as Pay Less Drug Store's auditor. The Staff took a no-action position with respect to the company's decision to omit the proposal from its proxy materials stating: "the subject nomination may be omitted from the company's proxy material under Rule 14a-8(c)(1), since the

---

[2] Section 300 of the California Corporations Code provides:

> Subject to the provisions of this division and the limitation in the articles relating to action required to be approved by the shareholders . . . the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board.

power and authority to nominate auditors would appear to reside solely in the company's board of directors under the provisions of the California Corporations Code cited above."

In Pay Less Drug Stores, the proponent attempted to usurp the exclusive power and authority of the board of directors to select the company's auditors by directly nominating a specific auditor. Here, the Proponent is seeking to encroach upon the exclusive power of the Board in a more indirect, but equally improper manner. Like the proposal in Pay Less Drug Stores, the Proposal goes to the nomination and selection of the Company's auditors. However, rather than proposing an opposition candidate for auditor, the Proposal prevents the board from selecting its choice of auditors, in this case, KPMG. Absent a provision in the California Corporations Code, the Company's Bylaws or its Articles of Incorporation, the Board holds the exclusive power to select independent auditors. Because the Proposal interferes with this exclusive power of the Board under state law, it may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7). See Community Bancshares, Inc. (avail. March 15, 1999) (allowing exclusion of proposal to establish a shareholder committee authorized to expend corporate funds because, under state law, the board of directors has the exclusive authority to direct the expenditure of corporate funds).

3. The Proposal Conflicts With the Company's Proposal to Ratify the Board of Directors Selection of Independent Auditors at the 2002 Annual Meeting and May Be Excluded From the Proxy Materials Under Rule 14a-8(i)(9).

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials if the proposal is counter to a proposal to be submitted by the company at the shareholders' meeting. The purpose of this exclusion is to prevent abuses of the shareholder proposal process by holders who are in substance seeking to oppose a proposal submitted by the company by using the company's own proxy and proxy statement, and to prevent confusion resulting from the adoption of two proposals covering the same subject matter which could lead to inconsistent results. See Release No. 33-191135, at n. 29 (October 14, 1982).

Consistent with its established practice, the Company plans to submit to its shareholders at the 2002 Annual Meeting a proposal to ratify the Board's selection of the independent auditors which have been recommended by the Audit Committee. Specifically, the Company plans to requests shareholder ratification of the Company's selection of KPMG as its auditors. As stated above, in addition to providing audit services, KPMG provides a number of non-audit services, which the Board has authorized as in the best interests of the Company. As required by Section 2-01 of Regulation S-X and Item 9 of Schedule 14A of the Exchange Act, there will be disclosure of the amounts paid to KPMG in 2001 for audit and non-audit services.

The Proposal would require the Board to adopt a policy that the firm that provides audit services to the Company would be forbidden from providing non-audit services to the Company. Accordingly, if the selection of KPMG as the Company's independent auditors were ratified by the shareholders at the 2002 Annual Meeting at the same time the shareholders adopted the Proposal, it is unclear that KPMG could serve as the Company's independent auditor in 2002. On the one hand, the shareholders would have clearly ratified the choice of KPMG as the auditors. On the other hand, the shareholders would have a adopted a Proposal that was inconsistent with that choice and may very well mandate the immediate termination of KPMG for the year 2002. Thus the Proposal and the Company's own proposal regarding independent auditors, if both adopted, would end in an inconsistent and inconclusive mandate from the Company's shareholders.

The Staff has agreed that this is exactly the kind of inconsistency that Rule 14a-8(i)(9) is intended to prevent. In B.F. Saul Real Estate Investment Trust (avail. November 24, 1981), the trust sought no-action relief from the Staff to exclude a shareholder proposal from its proxy materials that required the company to select a public accounting firm that was fully independent of the Saul family. In the same proxy materials, the trust planned to submit a proposal to its shareholders for the ratification of Stoy, Malone & Company as the trust's auditors, and notified the Staff of its intent to properly exclude the proponent's proposal because it was in opposition to the trust's proposal. The Staff agreed, stating, in relevant part, that:

> . . . you point out that the management will be submitting to the shareholders for their ratification the selection of Stoy, Malone & Company as the Trust's auditors. To the extent that the Proponent's resolution would call for the election of a different auditing firm at the forthcoming annual meeting, it would appear that the proposal would be in contradiction to the proposal to be submitted by management, and a favorable vote on both proposals would result in an inconsistent and inconclusive mandate from the shareholders.

See also General Electric Company (avail. December 28, 1995) (allowing the exclusion a of proposal to replace KPMG with another auditing firm, where the company planned to submit its proposal to reappoint KPMG to shareholders for ratification, because "the two proposals present alternative and complementary decisions for shareholders and . . . presenting both to a vote could provide inconsistent and ambiguous results.").

As stated above, the Proposal is in essence, nothing more than an opposition to the Company's own proposal to have the shareholders ratify the selection of KPMG as the Company's auditors, and is therefore excludable from the Proxy Materials on the grounds of Rule 14a-8(i)(9). We note that shareholders who oppose management proposals are required to use the procedures set forth elsewhere in the Exchange Act to solicit opposition. Shareholders may not circumvent those procedures and appropriate Rule 14a-8 for such purposes. While the Proponent is free to solicit proxies in opposition to the Company's proposal, the Proponent may not subvert the shareholder proposal process for this purpose.

4. The Company Has Already Substantially Implemented the Proposal and It Therefore May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows a company to omit proposals from its proxy materials that the company has already implemented. At bottom, the Proposal requests that the Company appoint auditors who are independent. The Nasdaq Marketplace Rules, to which the Company is subject, require a company to have an audit committee consisting of independent directors, which oversees the Company's independent auditors and recommends the selection of auditors to the board of directors. See Nasdaq Marketplace Rule 4350(d). Rule 4350(d) also requires each Nasdaq-listed company to adopt a written audit committee charter which must specify, among other things, "the outside auditor's ultimate accountability to the board of directors and the audit committee, as representatives of the [share]holders, and these [share]holders representatives' ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for [share]holder approval in any proxy statement.)" The charter must also include guidelines as to the audit committee's responsibility for overseeing the independence of the outside auditors. Additionally, the Commission has also considered and addressed the issue of auditor independence in its amendments to Section 2-01 of Regulation S-X and Item 9 of Schedule 14A of the Exchange Act. In those amendments, the Commission has addressed the issue of auditor independence by requiring certain disclosures, namely the amount of fees a company pays to its outside auditors for audit services and non-audit or other services.

The Company has an Audit Committee made up of independent directors. Each year the outside auditor reports on its independence to the Audit Committee in accordance with Independence Standard Board Rule No. 1. Each year the Board submits to the shareholders a proposal for the ratification of the Company's outside auditors as selected by the Board based on the recommendation of the Audit Committee. As noted in the Proposal itself, the Company discloses the nature and amount of fees it pays to accounting firms in its proxy materials. The gravamen of the Proposal is that the Company should select an accounting firm that is independent to perform auditing services for the Company. By receiving the report from KPMG pursuant to ISB No. 1 and by complying with both the Nasdaq Marketplace Rules and the Commission's rules with respect to auditor independence, the Company has substantially implemented the Proposal. As a result, the Proposal is moot and may be properly omitted from the Proxy Materials on Rule 14a-8(i)(10) grounds.

Conclusion

For the foregoing reasons, we respectfully request that the Staff not recommend to the Commission any enforcement action should the Company omit the Proposal from its 2002 Proxy Materials. If the Staff disagrees with our conclusions that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-

2242, or the undersigned at (312) 876-7740, or in my absence, Nancy Heinen, Senior Vice President, General Counsel and Secretary of the Company, at (408) 996-1010.

Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter and returning it to us in the enclosed preaddressed, prepaid envelope. Thank you for your consideration.

Sincerely,

Marc D. Bassewitz /bz

Marc D. Bassewitz
of LATHAM & WATKINS

Enclosures

cc: Wendy Howell – Apple Computer, Inc.
Massachusetts State Carpenters Pension Fund

ATTACHMENT A

CARPENTERS COMBINED BENEFITS FUNDS OF MASSACHUSETTS

350 Fordham Road • Wilmington, Massachusetts 01887
978-657-8698 • Fax: 978-657-9973

THOMAS J. HARRINGTON
Chairman

HARRY R. DOW
Executive Director

November 9, 2001

[SENT VIA FACSIMILE 408-974-5400]

Ms. Nancy R. Heinen
Secretary and Legal Counsel
Apple Computer, Inc.
1 Infinite Loop
Cupertino, CA 95014

Re: Shareholder Proposal

Dear Ms. Heinen:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Apple Computer, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's outside audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 4,800 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Thomas Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Non-Audit Fees Proposal

Resolved, that the shareholders of Apple Computer, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's *opinion* that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that KPMG LLP billed the Company $2,265,000 for audit services and billed the Company $28,547,000 for non-audit services it provided during fiscal year 2000.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and Investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

BOSTON
CHICAGO
FRANKFURT
HAMBURG
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW JERSEY

Latham & Watkins
ATTORNEYS AT LAW
WWW.LW.COM

DIRECT DIAL: (312) 876-7740
EMAIL: MARC.BASSEWITZ@LW.COM

NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
PARIS
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

January 8, 2002

FILE NO. 026278-0005

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Massachusetts State Carpenters Pension Fund for Inclusion in Apple Computer, Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of Apple Computer, Inc., we are supplementing our letter, dated December 21, 2001, to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff not recommend any enforcement action if Apple omits from its proxy statement and form of proxy ("Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") submitted by the Massachusetts State Carpenters Pension Fund (the "Proponent"). The Proposal requests that Apple's board of directors adopt a policy that the public accounting firm retained by Apple to provide audit services should not also be retained to provide non-audit services to Apple.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are one original and five copies of this letter. A copy of this letter is also being sent to the Proponent.

In a recently published no-action letter, *The Walt Disney Company* (avail. Dec. 18, 2001), the Staff was unable to concur that Disney may exclude, under Rule 14a-8(i)(7), a proposal which is similar to the Proposal. The Staff stated that "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on Rule 14a-8(i)(7)." We believe that our request on behalf of Apple is different from the *Disney* letter for at least five different reasons. Therefore, we respectfully request that the Staff concur in our view that Apple may exclude the Proposal. *See* Division of Corporation Finance Staff Legal Bulletin No. 14 (Shareholder Proposals) Q. B. 6 ("SLB No. 14") ("We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter.").

1. The Proposal has been substantially implemented and therefore may be excluded under Rule 14a-8(i)(10).

One of the bases for exclusion set forth in our previous letter, but not advanced in *Disney*, is that Apple has substantially implemented the Proposal and therefore may exclude the Proposal under Rule 14a-8(i)(10). The premise for exclusion under Rule 14a-8(i)(10) is that the Proposal essentially requests that Apple select an accounting firm that is independent to audit its financial statements. Through its compliance with the Nasdaq auditor independence rules and the Commission's recently adopted rules regarding auditor independence under Regulation S-X and Schedule 14A as well as the auditor's compliance with Independence Standards Board Standard No. 1 ("ISB No. 1"), Apple has selected auditors that are independent within the meaning of all applicable laws and regulations. Therefore, it is our opinion that the Proposal, which in essence requests that Apple appoint an independent auditor, has been substantially implemented.

The Staff has permitted companies to exclude proposals under Rule 14a-8(i)(10) and its predecessors if the proposal requests an action that the company has substantially implemented. Release No. 34-20091 (August 16, 1983). To avail itself of Rule 14a-8(i)(10), a company need not have implemented a stockholder proposal word-for-word. In adopting the predecessor to Rule 14a-8(i)(10), the Commission commented: "[i]n the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." *Id.*

The Staff has taken the approach outlined in the 1983 Release on a number of occasions. *See E.I. du Pont de Nemours and Company* (avail. Feb. 14, 1995) (allowing exclusion of proposal that the company provide information regarding the impact of certain environmental regulations in its annual report because the company had substantially implemented the proposal by including such information in various other reports put out by the company); *UST, Inc.* (avail. Feb. 8, 1995) (allowing exclusion of proposal requesting a report to the shareholders and the public on whether nicotine was a substance controlled by the company where company had participated in public hearings and made public statements denying such control); and *Occidental Petroleum Corporation* (avail. Jan. 24, 1995) (allowing exclusion of proposal requesting the company to implement policies to protect the environment where the company already had in place and was implementing its Vision Statement and Policy on Health, Safety and Environment). If companies were strictly required to implement each word of a proposal, the intention of permitting the exclusion of "substantially implemented" proposals would be thwarted. According to the Staff, "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). As these no-action letters demonstrate, even though a company may not have taken every action required by a particular proposal, the proposal may be excluded under Rule 14a-8(i)(10) if the company essentially has done what the proposal seeks to accomplish.

Since the Proposal seeks to require that Apple select an auditor that is independent, the Proposal can be excluded under rule 14a-8(i)(10). In *Disney*, the Staff concluded that the proposal could not be excluded under Rule 14a-8(i)(7) because it addresses a significant policy issue: auditor independence. In our view, the reason why the Staff ruled that the proposal in *Disney* is not excludable under Rule 14a-8(i)(7) provides the basis for excluding the Proposal under Rule 14a-8(i)(10).

In its letter to the Staff in connection with *Disney*, the proponent argued that "the Company has confused the ordinary business of 'selecting' auditors . . . with the broad policy sought in the proposal to ensure that whoever the Company selects to be its independent accountant is truly 'independent' by removing the potential for conflicts of interest that is created if the accountant renders 'other' services to the Company in addition to its audit services. . . . All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to the Company." Here, the Proponent's Statement of Support focuses on, and what the Proposal seeks to accomplish, is auditor independence. The Proponent argues that "the role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important. . . " and "[I]t is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence. . . ." This is precisely the point that we believe permits excluding the Proposal under Rule 14a-8(i)(10): by the auditor complying with ISB No. 1 and by Apple complying with applicable securities laws and regulations and Nasdaq rules, Apple has substantially implemented the policy of the Proposal. Therefore, Apple respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(10).

2. Apple's specific arguments related to Rule 14a-8(i)(7) are different from those made by Disney in a number of material respects and justify a Staff determination that is contrary to that reached in *Disney*.

In the event the Staff concludes that the Proposal is attempting to accomplish something more than the auditor independence that has been substantially implemented, the Proposal can still be excluded under Rule 14a-8(i)(7) because it addresses "tasks so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and it seeks to "micro-manage" a company "by probing too deeply into matters of a complex nature which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998).

Even assuming arguendo that the issues related to auditor independence generally have been the subject of widespread public debate, the Staff has consistently recognized that, even in that situation, an entire proposal may be omitted under Rule 14a-8(i)(7) if a portion of the proposal relates to ordinary business.[1] In *Wal-Mart Stores* (avail. Mar. 15, 1999), the proposal related to Wal-mart's business activities with suppliers using forced labor, child labor or who fail to comply with certain laws may be omitted because one of the five parts of the proposal related to ordinary business operations. The Staff stated: "[W]e note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 [of 5] . . . relates to ordinary business. Accordingly, insofar as it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7), we will not recommend enforcement action . . . if Wal-Mart omits the proposal . . . in reliance on Rule 14a-8(i)(7)." *See also Warnaco Group, Inc.* (avail. Mar. 12, 1999) (even though the proposal addressed matters outside the scope of ordinary business, where a portion of a proposal related to the negotiation and termination of existing supplier agreements, the entire proposal was held to be excludable under Rule 14a-8(i)(7)); and *Chrysler Corporation* (avail. Feb. 18, 1998) ("The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(c)(7), we will not recommend enforcement action ... if the Company omits the entire proposal . . . .").

During the course of the year, Apple consults on a regular basis with its independent auditors concerning the accounting for various transactions. Application of GAAP frequently requires judgment and is not a black and white exercise. By consulting with the same independent accounting firm that will audit the financial statements at the time Apple is planning for, negotiating and executing a transaction, Apple gains assurance that it is applying the proper accounting treatment under GAAP when the transaction occurs. During the course of the year-end audit, Apple might find out that a transaction entered into many months' prior was unfavorable because a different accounting treatment should have been applied.[2] The Proposal

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[1] In a recent article, *Barrons* states that Chairman Harvey L. Pitt has asserted that the issue of accounting firms taking consulting and advisory fees from the companies they audit is "overblown." Jim McTague, *Fixable Flaws*, Barrons, Jan. 7, 2002 at 16.

[2] For example, Apple might enter into a lease that it believes would be accounted for as a capital lease, only to find later that the auditor believes it should have been treated as an operating lease. Or Apple might enter into a forward stock purchase contract believing it was properly structured for equity accounting, only to find later that the auditor believes such accounting is not proper. The

would regulate what accounting firm Apple may or may not consult with on these day-to-day matters.[3] Because the Proposal addresses tasks that are fundamental to management's ability to run the company on a day-to-day basis and attempts to micro-manage how Apple management makes decisions on a multitude of matters, it involves ordinary business matters.

The Staff itself has recognized the desirability of involving a company's auditor when analyzing accounting, financial reporting and auditing questions, "especially those involving unusual, complex, or innovative transactions for which no clear authoritative guidance exists." *Guidance for Consulting with the Office of the Chief Accountant* (Dec. 21, 2001). The Staff "encourages" issuers to consult with the Office of the Chief Accountant when addressing matters of this type, and seeks the conclusion of the company's auditor and, if available, the auditor's national office. *Id.* If the Proposal is adopted, these consultations would be prohibited, which runs counter to the most significant policy issue in this area – the fair and accurate reporting of a company's financial condition and results.

The topic of the Proposal was the subject of extensive public comment in connection with the Commission's rulemaking process that resulted in the adoption of the auditor independence and related rules in November 2000. Proponent might argue that the fact that this debate occurred supports the conclusion that the Proposal may not be omitted under Rule 14a-8(i)(7). In fact, we believe that it proves just the opposite. The Staff has permitted exclusion under the ordinary business exclusion of a proposal that addresses a topic on which the Commission has promulgated a rule, but which seeks to require a company to do something more than the rule requires. For example, when a proposal seeks to require a company to make a financial disclosure that goes beyond the financial statement disclosures which are required by the rules of the Commission or stock exchange, the Staff has permitted the company to exclude the proposal under Rule 14a-8(i)(7). In *Santa Fe Southern Pacific Corporation* (Jan. 30, 1986), the Staff allowed the exclusion of a proposal requiring the preparation and disclosure of certain financial statements to which the company objected. The Staff stated that, "[t]here appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination to make financial disclosure not required by law)." *See Arizona Public Service Company* (avail. Feb. 22, 1985) (in allowing exclusion under Rule 14a-8(c)(7) of a proposal because it "appears to deal, in part, with a matter

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whole structure of these transactions might have been different had the auditor been given an opportunity to review them before they were executed.

[3] Other day-to-day matters include (1) providing consents to file audited financial statements under registration statements, (2) comfort letters provided to underwriters and placement agents in connection with public and private offerings of securities, (3) attendance at shareholder meetings, (4) reviewing reports filed by Apple in connection with its listing on the Tokyo Stock Exchange and (5) responding to Staff comments. Some of these matters are described in more detail in Section 5 below.

relating to the conduct of the Company's ordinary business operations (i.e., the voluntary disclosure of the Company's operating expenses for advertising, research and development and outside professional and consultative services).").

It is not unusual for Commission rulemaking to spark heated public debate. A company's decision to provide more disclosure on a topic than is required by a specific Commission rule is within the ordinary business judgment of the company and its management, and not the shareholders. Once the Commission has considered the positions on both sides of an issue and made its rulemaking determination, a shareholder end run attempt, through the Rule 14a-8 process, to require the company to make disclosure which the Commission did not to require should fail under Rule 14a-8(i)(7). *See SONICblue Incorporated* (avail. Mar. 23, 2001), which was not cited by Disney, in which the Staff agreed that a proposal to mandate the annual selection of an independent auditor may be omitted under Rule 14a-8(i)(7) despite the proponent's argument that the proposal should not be omitted because the Commission had recently reviewed its auditor independence requirements. Apple's decision to limit the services of its auditor to an extent greater than that required by Commission rule is within the ordinary business judgment of Apple and its management, and not within the purview of a shareholder proposal.

The Commission in its recently concluded rulemaking process addressed explicitly and comprehensively the issues raised by the Proposal. In the adopting release for the auditor independence rules, Release No. 33-7919 (the "2000 Adopting Release"), the Commission "determined not to adopt a total ban on non-audit services, despite the recommendations of some, and instead to identify certain non-audit services that, if provided to an audit client, render the auditor not independent of the audit client." *Id.* at note 23. The Commission noted that, "under the final rule, accountants will continue to be able to provide a wide variety of non-audit services to their audit clients." *Id.* at note 25. Thus, the Commission made a determination not to adopt a rule that would require what the Proposal seeks. It is within the ordinary business operations of a company, acting through its board of directors under applicable state law, to determine whether it will voluntarily go beyond what the Commission concluded was appropriate in the area of auditor independence. *See* 2000 Adopting Release at notes 170-173. Therefore, Apple respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(7).

3. The determination of auditor independence and selection of auditors is a matter that, under state law, is not a proper subject for shareholder action under Rule 14a-8(i)(1).

The auditor independence rules adopted by the Commission and the Nasdaq support the conclusion that issue of auditor independence is not one for a shareholder proposal, and therefore is excludable under Rule 14a-8(i)(1). This basis for omission was not raised by *Disney*. Under the 2000 Adopting Release, the Commission stated that the determination as to whether an auditor is independent is to made in the first instance to the auditor itself, through compliance with ISB No. 1, and then by the audit committee of the board of directors. *See* Item 9 to Schedule 14A. Similarly, the Nasdaq rules require the audit committee, and not the shareholders, to oversee auditor independence and to address those issues in its charter. The Nasdaq rules expressly acknowledge that the board and audit committee, "as representatives of shareholders", have the "ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor. . . ." *See* Nasdaq Marketplace Rule 4460(d)(1)(B), (C). Thus, neither the Commission nor Nasdaq has adopted rules which give the shareholders the right to make any such determination, and specifically leave those decisions to the company, its board of directors and the company's outside auditor, not the shareholders. *See* 2000 Adopting Release at notes 170-173. Therefore, Apple respectfully submits that it may exclude the Proposal under Rule 14a-8(i)(1).

4. Adoption of the Proposal would cause Apple to violate applicable securities laws and therefore Apple may exclude the Proposal under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." This basis for omission was not raised by *Disney*. The Proposal would prohibit Apple from retaining the accounting firm that audits its financial statements to perform any non-audit service. Apple needs the auditor to provide non-audit services in order to comply with applicable securities law. Thus, if the Proposal were to be adopted, Apple would not be able to comply with the Proposal and applicable law. Rule 14a-8(i)(2) recognizes that a registrant should not be put in this untenable situation and therefore permits exclusion of a proposal that would cause a company to violate applicable law.

KPMG LLP performs non-audit services for Apple during the course of the year, many of which are related to its audit services under the Commission's rules. Many of these services enable Apple to fulfill its obligations under both Commission and Nasdaq regulations.

(1) Consents. In all registration statements filed under the Securities Act of 1933, as amended, which include or incorporate by reference the audited financial statements, Apple is required to include the consent of the auditor to the inclusion of its audit report in the filing. The registration statement itself requires certain disclosures concerning the auditor, which the auditor reviews prior to releasing its consent. The auditor also is required to review the entire registration statement or filing prior to releasing its consent to assure that the consent included in the filing is not misquoted and that the financial statements to which the auditor is consenting match those that have been audited. In some cases, these consents are given months, or even years, after the audit has been performed. These services are not audit services. If Apple is prohibited from retaining its auditor to perform these services, then it effectively would be prohibited from filing these reports and registration statements.

(2) Responding to Staff Comments. Pursuant to a review of Apple's filings, the Staff issues accounting comments with respect to the financial statements included (or

incorporated by reference) in registration statements and periodic reports. Sometimes those comments are addressed directly to the auditor; for example, in matters related to auditor's independence. Without auditor assistance, it would be practically impossible for Apple to respond to those comments, and thus make it difficult, if not impossible, to comply with its disclosure obligations. It is not possible to answer every comment that might arise concerning the audited financial statements without the input of the auditor, particularly where the Staff comment or discussion with the Staff requests the views of the auditor. The Proposal would tie Apple's hands in its ability to retain the auditor for this non-audit service, and thus would prevent it from complying with its disclosure obligations under applicable law.

(3) Item 304 of Regulation S-K ("Changes in and Disagreements With Accountants on Accounting and Financial Disclosure"). Pursuant to Item 304 of Regulation S-K, a company is required to give its accountant an opportunity to review and respond to disclosures. The Proposal, if adopted, calls into question what actions Apple would be permitted to call upon its auditors to take, and could be read to prohibit Apple from paying the auditor for actions under Item 304 if those actions were deemed to be non-audit services.

(4) Pre-Clearance with Office of Chief Accountant. In the event Apple were to seek pre-clearance with the Staff on accounting issues, Apple will need the input of its independent auditors. The Staff has "long encouraged companies and their auditors to consult with the Office of the Chief Accountant on accounting, financial reporting and auditing questions." *Guidance for Consulting with the Office of the Chief Accountant* (Dec. 21, 2001). Included in the information that the Staff requests in connection with pre-clearance inquiries is the "conclusion of the auditor and whether the submission and the proposed accounting have been discussed with the auditor's national office or other technical resource . . . ." *Id.* The Proposal, if adopted, would restrict Apple's ability to avail itself of the pre-clearance procedure that the Staff encourages.

(5) Shareholder Meetings. Under Item 9 of Schedule 14A, Apple is required to disclose whether or not a representative of the principal accountant is expected to be present at a shareholders' meeting, have an opportunity to make a statement if it desires to do so and respond to appropriate questions. Although an auditor might attend the meeting and answer appropriate questions on its own, if the Proposal is adopted, Apple would not be able to retain the auditor to attend the meeting and be available to make a statement and answer questions.

For the foregoing reasons, Apple respectfully requests that the Staff confirm that it will not take any enforcement action if Apple excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(2).

5. The Proposal conflicts with Apple's proposal on ratification of its auditors and therefore may be excluded under Rule 14a-8(i)(9).

At the 2002 Annual Meeting, Apple intends to propose to the stockholders for ratification its selection of KPMG as its auditors. This proposal will conflict with the Proposal. If the shareholders ratify the appointment of KPMG and adopt the Proposal, they would have adopted inconsistent proposals since KPMG has been retained to perform non-audit services. This is the type of inconsistency that Rule 14a-8(i)(9) was designed to avoid, and therefore the Proposal may be excluded under Rule 14a-8(i)(9). This basis for omission was not raised in *Disney*.

Conclusion

For the foregoing reasons and the reasons stated in our December 21, 2001 letter, we respectfully request that the Staff not recommend to the Commission any enforcement action should Apple omit the Proposal from its Proxy Materials. If the Staff disagrees with our conclusions that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-2242, or the undersigned at (312) 876-7740. Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter.

Very truly yours,

Marc D. Bassewitz /DB

Marc D. Bassewitz
of LATHAM & WATKINS

cc: Wendy Howell, Apple Computer, Inc.
Massachusetts State Carpenters Pension Fund

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 18, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Apple Computer's Request for No-Action Advice Concerning the Massachusetts State Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts State Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to Apple Computer's ("Apple" or "Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services should not also be retained to provide non-audit services. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. The Company fails to meet its burden of persuasion that the Proposal is improper under state law so the Proposal cannot be excluded under Rule 14a-8(i)(1)

The Company contends that it may exclude the Proposal under Rule 14a-8(i)(1) because the Proposal concerns a subject that is not a proper subject for action under the laws of the company's state of incorporation. This is so, argues the Company, because the power to select, appoint, retain or replace the Company's accounting firm resides exclusively

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

with the Company's board of directors. The Company further argues that the determination whether an auditor is independent is to be made in the first instance by the auditor itself, then by the audit committee of the board of directors.

The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion that the Proposal is improper under state law and, therefore, excludable. Consider the request made by the Fund's Proposal:

> [T]hat the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

The precatory proposal submitted by the Fund does not usurp the authority or responsibility of the company's audit committee or the full board in the area of supervision of the company's auditors. The Proposal does not impinge on the board's ability to select whichever public accounting firm it believes is best for the Company. Rather, our Proposal provides shareholders the opportunity to convey to their representatives, the board of directors, and the audit committee members, their concerns on the very important issue of outside auditor independence. The Proposal, if adopted, would not in any manner limit the rights or responsibilities of the board or the audit committee, rather it would provide those directors clear insight into the view of the shareholders on this important issue as they carry out their responsibilities in the auditor oversight area.

Shareholders clearly have a role to play in regard to the issue of auditor independence. The Commission recently adopted enhanced disclosure requirements that require companies to disclose various categories of fees paid to auditors. Shareholders are often asked to ratify the Company's selection of auditors. Most important, the Company's auditors not only work for management, but they owe a fiduciary duty to shareholders. The Fund's proposal appropriately recognizes the role of the Company and its directors. Our Proposal, which is not binding on the Company, simply allows shareholders to address the critical issue of auditor independence by requesting that the Board adopt a policy that it will not engage its auditors to perform non-audit services. As we discuss below, our Proposal also recognizes that it is within the Board's power in formulating this policy to exercise its judgment and formulate an appropriate definition of "audit services" and "non-audit services."

2. The Company fails to meet its burden of persuasion that the Proposal is a violation of law so the Proposal cannot be excluded under Rule 14a-8(i)(2)

The Company argues that adoption of the Proposal would cause the Company to violate applicable securities laws, rendering the Proposal excludable under Rule 14a-8(i)(2).
The Company argues that it needs its auditor to provide non-audit services in order to comply with applicable securities law requirements. According to the Company, the

Proposal would prevent if from complying with various disclosure obligations under applicable law.

The basis for this argument is the Company's contention that the Proposal would prohibit the Company from retaining the accounting firm that audits its financial statements to perform any non-audit service. This argument depends entirely on the Company's incorrect assumption that the Proposal rigidly and unreasonably defines audit and non-audit services, but it does not. Instead, the Proposal requests the board of directors to establish a policy that the public accounting firm retained to provide audit services should not be retained to provide non-audit services to the company. A board's adoption of such a policy in response to a strong shareholder vote would not force a company to violate securities regulations regarding auditor consents to the use of their reports concerning the company's financial statements. The board, should it choose to implement a policy such as that called for in the Proposal, would be free to exercise its discretion and authority to put in place a policy that best accomplishes the policy's stated goal of auditor independence. Consistent with the board's obligation to fashion such a policy would be its ability and, indeed, responsibility to adopt definitions of audit and non-audit services that ensures the Company and its auditors comply with all applicable laws and regulations.[1]

3. The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)

The Company argues that the Proposal may be excluded because it deals with a matter related to the Company's ordinary business. The Staff of the Division of Corporate Finance recently rejected this argument in *The Walt Disney Company* (December 18, 2001. *Disney* provides in pertinent part:

> The proposal requests that the board of directors adopt a policy that would prohibit Disney's independent accountants from providing non-audit services to the Company. We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. **In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues**, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7). (emphasis added).

The Proposal the Fund submitted to the Company is the same proposal as that submitted to Disney. The essence of the Company's argument is the same as that advanced by

[1] We note that pursuant to Rule 14a-8(g), the burden is on the company to demonstrate that it is entitled to exclude a proposal. The Proposal does not provide a narrow definition of "audit services" that would preclude engaging the auditor to provide required services. Indeed, we explain that it is the intent of the Proposal for the Board to define such terms. In such a case, the Company fails to satisfy its burden.

Disney. And the result, rejection of this argument by the Staff, should be the same. While some may attempt to distinguish *Disney*, the result must be the same for the Fund's Proposal so clearly does not seek to micromanage the Company's business or otherwise infringe on ordinary business matters. The significant policy issues raised by this Proposal deserve to be presented to shareholders so that they may express their view to the board.

4. **The Company fails to meet its burden of persuasion that the Proposal directly conflicts with one of its own proposals so the Proposal cannot be excluded under Rule 14a-8(i)(9)**

The Company argues that the Fund's Proposal conflicts with the Company's proposal to its shareholders that they ratify the selection of the Company's auditors at the 2002 annual meeting. Rule 14a-8(i)(9) provides that a proposal may be omitted if it "directly conflicts" with one of the company's own proposals to be submitted to shareholders at the same meeting. The Company's argument is essentially that if the Company's shareholders ratify the selection of the Company's auditors at the same time shareholders voted in favor of the Fund's proposal, it would be unclear that its current public accounting firm could serve as the company's independent auditor in 2002.

Neither the terms of the Fund's Proposal nor the cases cited by the Company support this argument. The argument mischaracterizes our Proposal by stating that it would require that the current auditor not be retained, or at a minimum would create confusion if the company's proposal to ratify the current auditor received a majority of the vote. Our Proposal is precatory in that it requests the board to adopt a policy that says the audit firm providing audit services should not be retained for non-audit services. This is different than the proposal advanced by the company that allows shareholders to ratify the decision to select a specific firm to be the firm's audit company. Our Proposal allows shareholders to address the distinct issue of auditor independence in the form of a request to the board that they adopt a policy which limits services provided by the firm selected by company to be its auditor, whomever that might be, to audit services. The shareholder vote on the company's proposal allows shareholders to voice their view on a particular firm's capabilities to perform as the company's auditor. This is not inconsistent with shareholders also stating their preference for an auditor policy that may limit the utilization of the company's auditor in the area of non-audit services.

B.F. Saul (Nov. 24, 1981) can be distinguished easily. The proposal called for the selection of an audit firm totally independent of the B.F. Saul family and business interests. As the decision stated, "To the extent that the Proponent's resolution would call for the election of a different auditing firm at the forthcoming annual meeting, it would appear that the proposal would be in contradiction to the proposal to be submitted by the management." Thus, the proposal in *B.F. Saul* was excluded for it directly conflicted with management's. Our Fund's Proposal does not. We do not propose that the Company cease using its incumbent auditors. Also contrast *General Electric* (December 28, 1985), in which a proposal to replace the company's current auditor with another firm, while at the same time the company was proposing ratification of the selection of the current auditor, was allowed to be omitted. Again, our Fund's Proposal creates no conflict with management's proposal, let alone such a direct conflict as those presented by these cases.

5. The Company fails to meet its burden of persuasion that the Proposal has been substantially implemented so the Proposal cannot be excluded under Rule 14a-8(i)(10)

The Company's final argument is that the Proposal has been substantially mplemented so that it may be excluded pursuant to Rule 14a-8(i)(10). The essence of the argument is that shareholders of the Company are already given the opportunity to vote on fundamental elements of the Proposal when they vote on the ratification of auditors each year. It is noted that companies are required to disclose in the proxy statement the audit and non-audit fees paid to their auditors and that the Audit Committee Report discusses the provision of non-audit services.

The Staff should reject this argument. The Fund's precatory proposal requests the establishment of a policy that would guide the audit committee and the full board in the future on the issue of retaining audit and non-audit services from audit companies. Specifically, the guidance the policy would impart would be that whatever company the audit committee and board choose to recommend to shareholders for ratification should be a firm that is engaged only to provide audit services. A management-proposal seeking ratification of that recommended audit firm allows a vote on the narrow issue of the retention of a specific firm to provide audit services for the upcoming year. It does not address, for instance, what non-audit services the board or audit committee should choose to contract for from that firm.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Edward J. Durkin
Corporate Governance Advisor

Cc: Wendy Howell, Apple Computer
Scott Haber, Latham & Watkins (San Francisco)
Marc Bassewitz, Latham & Watkins (Chicago)

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January 30, 2002

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of Massachusetts State Carpenters Pension Fund for Inclusion in Apple Computer, Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of Apple Computer, Inc., we are responding to the letter by the Massachusetts State Carpenters Pension Fund (the "Proponent") dated January 18, 2002, opposing Apple's request, dated December 21, 2001 and supplemented January 8, 2002, to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Staff not recommend any enforcement action if Apple omits from its proxy statement and form of proxy (the "Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent. The original Proposal requested that Apple's board of directors adopt a policy that the public accounting firm retained by Apple to provide audit services should not also be retained to provide non-audit services to Apple. In this letter, we respond to the points made by the Proponent in its January 18, 2002 letter. Rather than addressing the merits of Apple's arguments, the Proponent attempts to recast the Proposal to obfuscate its true nature and effect.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are one original and five copies of this letter. A copy of this letter is also being sent to the Proponent.

1. The Proposal Limits The Board's Ability To Select An Accounting Firm To Perform Audit And Non-Audit Services For The Company And Is Therefore Excludable Under Rule 14a-8(i)(1).

The Proponent suggests that the Proposal does nothing more than allow Apple's shareholders "the opportunity to convey . . . their concerns on the very important issue of outside auditor independence" and "does not impinge on the board's ability to select whichever accounting firm it believes is best for the Company." Thus, Proponent argues, the Proposal is not improper under California law because it does not interfere with the board's power to select, appoint, retain or replace Apple's accounting firm. We disagree.[1] Contrary to Proponent's characterization of the Proposal as merely a vehicle for permitting shareholders to express views, the Proposal seeks to require the board to take action—namely to adopt a policy that severely limits which accounting firm the board chooses for audit and non-audit services (however and by whomever those terms are defined) for the Company. If the board chooses its current auditor, KPMG, as its independent auditor, such a policy would forbid the board from retaining KMPG to perform non-audit services. The policy would force the board to choose another accounting firm to perform any non-audit services, even if that action, in the board's business judgment, was not in the best interests of the Company or its shareholders. Taken to its logical conclusion, the Proposal, if implemented, would prevent Apple from hiring each of the "Big Five" accounting firms for one or more non-audit projects, even if in each case they were the most qualified, if the board believed its fiduciary duty required the hiring of a "Big Five" firm as Apple's auditor. For these reasons, the Company again respectfully submits that the Proposal is excludable from the Proxy Materials because it interferes with the board's exclusive right to select the Company's accountants under California law.

2. To The Extent That The Proposal Requires The Board To Invent Definitions Of Audit And Non-Audit Services, It Is Vague And Unworkable And Conflicts With The Commission's Independence Rules.

Proponent next attempts to recast the Proposal to make it suitable for inclusion in the Proxy Materials by suggesting that the Proposal does not define audit and non-audit services,[2] but merely requests that the board define those terms. The board, the Proponent argues, could define audit and non-audit services in such a way so as not to violate applicable securities laws. In other words, the board could define audit services so broadly as to include certain non-audit services. Not only does the Proposal not, in fact, request that the board define audit and non-audit services, to the extent it does, the Proposal is unworkable. The Proponent would have the board engage in a self debate to develop its own definitions of audit and non-audit services, including developing exceptions for certain necessary "non-audit" services (as detailed in our earlier letters) so those could be performed by the Company's audit firm. The

[1] The Proponent does not challenge the proposition that under California law, the power to select, appoint, retain or replace a company's accounting firm resides exclusively with the company's board of directors. The Proponent simply asserts without support that the Proposal does not interfere with these functions.

[2] In its supporting statement, the Proponent lists the amounts that Apple paid to KPMG for audit and non-audit services. Additionally, the Proponent states non-audit fees include "consulting and advisory" services. For the Proponent to now claim that the Proposal is silent as to the definitions of audit and non-audit services and allows the board to define those terms as something other than the definitions it used in the Proposal, is disingenuous.

Proposal would then require that the board and audit committee spend their time determining whether particular transactions require audit services or non-audit services and whether the Company must engage a separate accounting firm for each, when the board and audit committee should instead spend their time on other matters including overseeing Apple's internal and outside auditors.

To the extent that the Proponent is serious in stating that the board of directors can make their own determinations of what constitutes audit and non-audit services, the Proposal conflicts with the Commission's own independence rules as well as Independent Standards Board Standard No. 1 ("ISB No. 1"), and therefore is excludable under Rule 14a-8(i)(2). In 2002, no board of directors of a public company is free to create its own definitions of these services, as the Proponent now states that the Proposal would permit.

Apple has argued all along that the crux of the Proposal is that the Company choose an auditor that is independent. Ironically, the Proponent acknowledges that the board should be "free to exercise its discretion and authority to put in place a policy that best accomplishes the policy's stated goal of auditor independence." As we stated in our previous letters, the board has already put in place those steps it believes best accomplish auditor independence —it complies with Nasdaq auditor independence rules and the Commission's recently adopted rules regarding auditor independence under Regulation S-X and Schedule 14A and its auditor complies with ISB No. 1.

3. The January 18, 2002 Letter Constitutes A New Proposal Which Was Not Timely Submitted.

Given the changes to the Proposal set forth in the Proponent's January 18, 2002 letter, we respectfully submit that the Proponent has so substantially changed the Proposal as to result in submitting a new proposal which is excludable under Rule 14a-8(c) and was not timely submitted under Rule 14a-8(e). Stating that the Proposal is merely an opportunity for shareholders to convey their views and that the board of directors is free to define technical terms like audit and non-audit services represent changes so substantial as to represent a new proposal. *Bowl America Incorporated* (avail. Sept. 19, 2000) (allowing exclusion of revised proposal that was materially different from shareholder's original proposal because revised proposal was received after the deadline for submitting proposals); *Sears, Roebuck and Co.* (avail. Feb. 7, 2000) (same); *The Boeing Co.* (avail. Feb. 16, 1999) (same).

4. The Proposal Conflicts With Apple's Own Proposal And Is Not Distinguishable From The Precedent Cited In Apple's Request For A No-Action Letter.

Finally, the Proponent argues that the Proposal does not conflict with Apple's proposal to its shareholders to ratify the selection of KPMG as the Company's auditors at the 2002 annual meeting. The Proponent again maintains that the Proposal is precatory and would not cause Apple not to retain its current auditor, KPMG. The Proposal, precatory or not, would confuse shareholders because they are being asked by the board to ratify an auditor that performs non-audit services for Apple at the same time they are being asked by the Proponent to adopt a resolution seeking a policy forbidding the auditor from providing non-audit services. Regardless of whether or when such a policy would be implemented, this confusion alone is grounds for the Proposal to be omitted under Rule 14a-8(i)(9).

The Proponent attempts to distinguish the Proposal from the proposals in *B.F. Saul* (avail. Nov. 24, 1981) and *General Electric Company* (avail. Dec. 28, 1985), both of which concerned proposals the Staff concluded were in conflict with the proposals by the companies involved. However, in attempting to distinguish these no-action letters, the Proponent actually highlights why the Proposal is similar to the proposals which were allowed to be omitted therein. According to the Proponent, in *B.F. Saul*, the shareholder resolution called for the selection of an audit firm "totally independent" of the Saul family. Because the company intended to propose an audit firm that was connected to the Saul family, the Staff concluded that resolution conflicted with the company's proposal. A majority vote for the resolution therein would be inconsistent with a vote in favor of the company's choice of auditor. In *B.F. Saul*, the proponent requested an "independent" audit firm and defined independent as a firm that was not connected to the Saul family. Here, the Proposal calls for an "independent" audit firm and defines independent as a firm that does not perform non-audit services for Apple. Because Apple intends to propose KPMG to the shareholders for ratification, an audit firm that performs non-audit services for Apple, the Proposal is in direct conflict with the Apple's choice of KPMG and should be excluded.[3] To be excludable under Rule 14a-8(c)(9), the conflict need not be that the Proposal is the exact opposite to the Company's proposal as the Proponent contends. Rather, all that is needed is that a vote in favor of both proposals would be inconsistent and cause confusion. *General Electric Company* (avail. Dec. 28, 1995) (proposal excluded where presenting shareholders with two alternative proposals could provide "inconsistent and ambiguous results"). It was this kind of inconsistency and ambiguity that Rule 14a-8(i)(9) was designed to prevent, and a separate reason why the Proposal can be omitted from the Proxy Materials.

Conclusion

For the foregoing reasons and the reasons stated in our December 21, 2001 and January 8, 2002 letters, we respectfully request that the Staff not recommend to the Commission any enforcement action should Apple omit the Proposal from its Proxy Materials. If the Staff disagrees with our conclusions that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-2242, or the undersigned at (312) 876-7740. Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter.

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[3] Similarly in *General Electric Company*, a majority vote in favor of the proposal to replace the company's current auditor would have been inconsistent with a vote in favor of the company's proposal to ratify the current auditor.

Sincerely,

Marc D. Bassewitz /DB

Marc D. Bassewitz
of LATHAM & WATKINS

cc: Wendy Howell, Apple Computer, Inc.
Massachusetts State Carpenters Pension Fund

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February 15, 2002

HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of Massachusetts State Carpenters Pension Fund for Inclusion in Apple Computer, Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of our client, Apple Computer, Inc. we are withdrawing the request, dated December 21, 2001 and supplemented January 8, 2002 and January 30, 2002, to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission for a no-action letter in the above-referenced matter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed are one original and five copies of this letter. A copy of this letter is also being sent to the Proponent.

If you have any questions, please contact the undersigned at (202) 637-2242.

Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter.

Sincerely,

John J. Huber
John J. Huber
of Latham & Watkins

cc: Wendy Howell, Apple Computer, Inc.
Massachusetts State Carpenters Pension Fund

555 ELEVENTH STREET, N.W., SUITE 1000 • WASHINGTON, D.C. 20004-1304
TELEPHONE: (202) 637-2200 • FAX: (202) 637-2201